UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                       Commission File Number: 333-114335

(Check one)
[X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  December 31, 2004
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[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:     POSTER FINANCIAL GROUP, INC.
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Former Name if Applicable:             N/A
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Address of Principal Executive Offices (Street and Number):

129 E. Fremont Street
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City, State and Zip Code:    Las Vegas, NV  89101
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

  [X]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X]  (b)   The subject annual report, semi-annual report, transition
             report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ]  (c)   The accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      Poster Financial Group, Inc. (the "Company") has recently determined, in consultation with its outside auditor, to reclassify as currently payable amounts outstanding under its senior secured credit facility in its consolidated balance sheet at December 31, 2004, in accordance with accounting principles generally accepted in the United States. As a consequence of this reclassification, the Company required additional time to revise certain of the financial information that will appear in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and to review and confirm this information. Accordingly, the Company was not able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 within the time period prescribed for such report.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joanne M. Beckett         (702)                    (702) 385-7111
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(Name)                 (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

[ ] Yes [X ] No

              If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          POSTER FINANCIAL GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                POSTER FINANCIAL GROUP, INC.


DATE: March 31, 2005            /s/ Joanne M. Beckett
                                ---------------------------------------
                                Name:    Joanne M. Beckett
                                Title:   Senior Vice President and
                                         General Counsel